UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.   )*

KT Corporation

(Name of Issuer)

American Depositary Shares and Common Shares

(Title of Class of Securities)

48268K101

(CUSIP Number)

Toshinari Kunieda

Senior Vice President-Managing Director-Global Business Department

NTT DoCoMo, Inc.

Sanno Park Tower

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48268K101	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). NTT DoCoMo, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,906,444 American Depositary Shares and 5,804,591 Common Shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,906,444 American Depositary Shares and 5,804,591 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,906,444 American Depositary Shares and 5,804,591 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 48268K101	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Nippon Telegraph and Telephone Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 16,906,444 American Depositary Shares and 5,804,591 Common Shares
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 16,906,444 American Depositary Shares and 5,804,591 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,906,444 American Depositary Shares and 5,804,591 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.46%
14	TYPE OF REPORTING PERSON HC, CO

Item 1.	Security and Issuer

The titles of the class of equity securities to which this Statement relates are (i) Common Stock, par value 5,000 Korean Won per share (“Common Shares”) and (ii) American Depositary Shares (“ADSs”), each representing one-half of one Common Shares, of KT Corporation, a corporation organized under the laws of South Korea (the “Company” or “KT Corporation”). The principal executive offices of the Company are located at 206 Junja-dong, Budang-ku, Sungnam, Gyunggi-do, 463-711, South Korea.

The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 2.	Identity and Background

(a) – (c) and (f)

This statement is jointly filed by (i) NTT DoCoMo, Inc. (“DoCoMo”), a corporation organized under the laws of Japan and having its principal executive office at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan and (ii) Nippon Telegraph and Telephone Corporation (“NTT”), a corporation organized under the laws of Japan and having its principal executive office at 3-1 Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT’s principal business is providing regional communications, long distance and international communications, mobile communications and data communications. DoCoMo is a majority owned, publicly traded subsidiary of NTT and its principal business is providing wireless communications services.

The name, present principal occupation, business address and citizenship of each of DoCoMo and NTT’s directors and executive officers are set forth on Schedule A and Schedule B, respectively, to this Schedule 13D.

(d) and (e)

Neither DoCoMo, NTT nor, to the best of their knowledge, any of their respective directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 26, 2005, DoCoMo acquired 20,176,309 common shares of KT Freetel Co., Ltd. (“KTF”), a then-existing subsidiary of KT Corporation, for the aggregate purchase price of 564,936,652,000 Korean Won pursuant to the Investment Agreement, dated December 15, 2005 between DoCoMo and KTF. All of the funds used to pay for the KTF common shares were from DoCoMo’s own cash resources.

On January 20, 2009, a merger agreement was entered into between KTF and KT Corporation pursuant to which KTF merged into KT Corporation (the “Merger”). On that same date, DoCoMo entered into a Purchase Agreement (the “Purchase Agreement”) with KT Corporation pursuant to which DoCoMo agreed to purchase from KT Corporation U.S.$253,261,000 exchangeable notes due 2014 (the “Exchangeable Notes”), exchangeable for KT Corporation’s Common Shares or ADSs, at the option of DoCoMo. The purchase price of the Exchangeable Notes was U.S.$253,261,000, which DoCoMo paid by transferring to KT Corporation 12,105,785 common shares of KTF owned by DoCoMo. The purchase of the Exchangeable Bonds became effective on May 27, 2009.

On January 20, 2009, DoCoMo also entered into an Investment Agreement (the “Investment Agreement”) with KT Corporation pursuant to which, among other things, DoCoMo agreed to exchange the Exchangeable Bonds to be acquired pursuant to the Purchase Agreement only for ADSs of KT Corporation and KT Corporation agreed to procure that, upon the Merger, DoCoMo receives Common Shares of KT Corporation with respect to all of the remaining 8,070,524 common shares of KTF owned by DoCoMo. On June 1, 2009 and as a result of the Merger, DoCoMo received 5,804,591 Common Shares of KT Corporation, representing approximately 2.22% of the total issued Common Shares of KT Corporation.

On December 15, 2009 and pursuant to the Purchase Agreement and the Investment Agreement, DoCoMo exercised its right to exchange all of the Exchangeable Notes owned by it and acquired 16,906,444 ADSs, representing approximately 3.24% of the total issued Common Shares of KT Corporation.

Item 4.	Purpose of Transaction

Through the transactions referred to in this Schedule 13D, DoCoMo aims to participate in the decision-making process and the overall management of KT Corporation, including the following:

(a)	the appointment, removal and suspension of KT Corporation’s directors and auditors;

(b)	the amendment of the articles of incorporation of KT Corporation with respect to matters concerning the governing body of KT Corporation, including its board of directors;

(c)	the change of capital stock of KT Corporation;

(d)	the decisions on KT Corporation’s dividend;

(e)	any merger, split, or spin-off of KT Corporation;

(f)	the exchange or transfer of shares;

(g)	the execution, amendment or termination of contract for lease of all business operations, delegation of business management, sharing of business profits and losses with another person, or any other term having a similar effect; and

(h)	the dissolution of KT Corporation, among others.

Item 5.	Interest in Securities of the Issuer

(a) Each of DoCoMo and NTT beneficially owns 16,906,444 ADSs and 5,804,591 Common Shares, representing 3.24% and 2.22%, respectively, of the total issued shares of KT Corporation as of June 1, 2009. By virtue of NTT’s ownership of the majority of the common stock of DoCoMo, NTT and DoCoMo may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. Each of DoCoMo and NTT disclaims beneficial ownership of any ADSs or Common Shares of KT Corporation other than the amounts of ADSs and Common Shares reported herein.

(b) Each of DoCoMo and NTT has the shared voting and dispositive power with respect to the 16,906,444 ADSs and 5,804,591 Common Shares of KT Corporation reported herein. By virtue of its ownership of a majority of the issued and outstanding capital stock of DoCoMo, NTT has the power to direct the voting or disposition of such ADSs and Common Shares.

(c) As of the filing date of this Schedule 13D, except for the transactions descried in Item 3 hereof, no other transactions were effected by neither DoCoMo, NTT, nor to their knowledge, any of their respective directors and officers in the ADSs or Common Shares of KT Corporation during the past 60 days.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made hereby to Item 3, which is incorporated by reference to this Item 6. The Purchase Agreement and the Investment Agreement are filed as Exhibit 1 and 2, respectively, of this Schedule 13D.

(A)	The Purchase Agreement.

The main provisions of the Purchase Agreement are as follows:

(a)	The Exchangeable Notes constituted direct, unconditional, unsecured, and unsubordinated obligations of KT Corporation, raking pari passu among themselves, without any preference by reason of priority of date of issue or otherwise, and at least equally with all other outstanding unsecured and unsubordinated general obligations of KT Corporation.

(b)	The purchase price of the Exchangeable Notes was U.S.$253,261,000. The consideration paid by DoCoMo was 12,105,785 KTF common shares delivered via book-entry transfer.

(c)	Subject to the exceptions specified in the Purchase Agreement, DoCoMo agreed not to sell, transfer or assign the Exchangeable Notes to any resident of Korea for a period of one year from the issuance date of the Exchangeable Notes.

(d)	The Purchase Agreement contained customary representations and warranties from each of KT Corporation and DoCoMo.

(e)	The governing law of the Purchase Agreement is the law of the Republic of Korea.

(B)	The Investment Agreement.

The main provisions of the Investment Agreement are as follows:

(a)	DoCoMo agreed to exchange the Exchangeable Bonds for ADSs of KT Corporation.

(b)	KT Corporation agreed to procure that, upon the Merger, DoCoMo receives Common Shares of KT Corporation with respect to all of the remaining 8,070,524 common shares of KTF owned by DoCoMo.

(c)	DoCoMo agreed to a standstill provision pursuant to which it agreed not to, directly or indirectly, acquire or control any additional securities representing more than 5% of the total issued and outstanding Common Shares of KT Corporation on a fully-diluted basis until December 31, 2010.

(d)	Subject to certain conditions specified in the Investment Agreement, DoCoMo is entitled to freely transfer and encumber its holdings of KT Corporation securities.

(e)	DoCoMo agreed to cooperate with KT Corporation on matters subject to a shareholders’ vote, any strategic decisions of KT Corporation and any other day-to-day business and financial decisions of KT Corporations, subject to the restrictions set forth in the Investment Agreement.

(f)	The governing law of the Investment Agreement is the law of the Republic of Korea.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Name
1	Purchase Agreement, dated January 20, 2009, between KT Corporation and NTT DoCoMo, Inc.

2	Investment Agreement, dated January 20, 2009, between KT Corporation and NTT DoCoMo, Inc.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 25th, 2009

NTT DoCoMo, Inc.

By:	/s/ Toshinari Kunieda
Name:	Toshinari Kunieda
Title:	Senior Vice President
Managing Director of Global Business Department

Dated: December 25th, 2009

Nippon Telegraph and Telephone Corporation

By:	/s/ Hiroo Unoura
Name:	Hiroo Unoura
Title:	Representative Director and Senior Executive Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

NTT DoCoMo, Inc. (“DoCoMo”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of DoCoMo is set forth below. All of the persons listed below are directors of DoCoMo and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with DoCoMo. If no address is given, the director’s business address is Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan. DoCoMo’s principal business is providing wireless communication services.

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Ryuji Yamada	Japan	President and Chief Executive Officer

Kiyoyuki Tsujimura	Japan	Senior Executive Vice President

Masatoshi Suzuki	Japan	Senior Executive Vice President

Hiroshi Matsui	Japan	Senior Executive Vice President

Harunari Futatsugi	Japan	Executive Vice President

Bunya Kumagai	Japan	Executive Vice President

Kazuto Tsubouchi	Japan	Executive Vice President and Chief Financial Officer

Kaoru Kato	Japan	Executive Vice President

Mitsunobu Komori	Japan	Executive Vice President and Chief Technical Officer

Takashi Tanaka	Japan	Senior Vice President

Katsuhiro Nakamura	Japan	Senior Vice President

Masao Nakamura	Japan	Member of the Board

Hiroshi Tsujigami	Japan	Member of the Board

Yoshitaka Makitani	Japan	Corporate Auditor

Kyoichi Yoshizawa	Japan	Corporate Auditor

Takaaki Wakazsugi	Japan	Corporate Auditor

Kenichi Aoki	Japan	Corporate Auditor

Shunichi Tamari	Japan	Corporate Auditor

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS

OF

Nippon Telegraph and Telephone Corporation (“NTT”)

The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTT is set forth below. All of the persons listed below are directors of NTT and unless otherwise indicated, each occupation set forth opposite a director’s name refers to employment with NTT. If no address is given, the director’s business address is 3-1 Otemachi, 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT’s principal business is providing regional communications, long distance and international communications, mobile communications and data communications.

Name	Country of Citizenship	Present Principal Occupation or Employment and Principal Business
Norio Wada	Japan	Director and Chairman

Satoshi Miura	Japan	Representative Director and President

Noritaka Uji	Japan	Representative Director and Senior Executive Vice President

Hiroo Unoura	Japan	Representative Director and Senior Executive Vice President

Kaoru Kanazawa	Japan	Representative Director and Senior Executive Vice President

Yasuyoshi Katayama	Japan	Director and Executive Vice President

Toshio Kobayashi	Japan	Director and Senior Vice President

Hiroki Watanabe	Japan	Director and Senior Vice President

Hiromichi Shinohara	Japan	Director and Senior Vice President

Tetsuya Shouji	Japan	Director and Senior Vice President

Takashi Imai	Japan	Outside Director Senior Advisor, Honorary Chairman of Nippon Steel Corporation 2-6-1, Marunouchi, Chiyoda Ward, Tokyo 100-8071, Japan

Yotaro Kobayashi	Japan	Outside Director

Susumu Fukuzawa	Japan	Full-time Corporate Auditor

Toshiro Morota	Japan	Full-time Corporate Auditor

Shunsuke Amiya	Japan	Full-time Corporate Auditor

Shigeru Iwamoto	Japan	Corporate Auditor

Toru Motobayashi	Japan	Corporate Auditor